Exhibit 4.3

Registered Office:

Maktoob.com Inc.

P.O. Box 830184

Amman 11183

19 October 2009

To: Optionholders under the Maktoob.com Inc. (BVI) Share Option Plan 2

Dear Optionholder

Proposal to Optionholders - Sale of Maktoob.com Inc (“Maktoob”) to Yahoo!

1. Introduction

I am pleased to inform you that on 25 August 2009 Yahoo! offered to purchase the entire issued share capital of Maktoob (the “Transaction”) pursuant to a share purchase agreement between Yahoo! Netherlands VB, Maktoob.com Inc and others dated 25 August 2009 (the “SPA”).

We are writing to set out the proposals being made by Maktoob and Yahoo! to you as an optionholder (the “Proposal”) in relation to your options (the “Share Options”) under the Maktoob Inc. (BVI) Share Option Plan 2 (the “Plan”).

2. Details of the Proposal

The Proposal being made to you in respect of your Share Options is in five parts, set out in paragraphs 3, 4, 5, 6 and 7 below. However, to accept the Proposal you must accept all parts of the Proposal.

Details of your current Share Options are set out in Schedule 1 to this letter.

3. No Acceleration and Deemed Vesting

Under the terms of the Plan, each Share Option would become exercisable immediately prior to closing (“Closing”) of the Transaction.

To the extent that your Share Options are unvested, you agree irrevocably:

(i)	to waive all of your rights to accelerated vesting of each unvested Share Option under the terms of the Plan so that the Share Options do not become exercisable pursuant to Closing;

(ii)	that each Share Option that is unvested at Closing shall be deemed vested (subject to the terms of this Proposal) on a pro rata basis as if vesting was to occur over a 36 month period beginning on the date of grant and the Share Option ceased vesting at the end of the month in which the date of Closing occurs.

You further agree not to exercise any Share Option after the date you accept this Proposal (being the date you sign the Acceptance at Schedule 2).

4. Cash Cancellation

To the extent that your Share Options are vested but unexercised at Closing (including after giving effect to paragraph 3 above) (each Share Option, to the extent so vested, referred to as a “Vested Option”), you agree irrevocably:

(i)	to waive all of your rights under and in respect of each Vested Option, thereby agreeing to cancel each Vested Option (the “Cancellation”); and

(ii)	to accept a payment in consideration of agreeing to the Cancellation (the “Cash Cancellation Payment”).

The Cash Cancellation Payment in respect of each Vested Option will be calculated as follows:

Cash Cancellation Payment = A × B – C, where:-

A = the number of shares underlying the Vested Option being cancelled;

B = the Purchase Price Per Share (as that term is defined in the SPA), currently estimated to be approximately $[—] per share; and

C = the aggregate exercise price that you would have paid on exercise to acquire all of the shares underlying the Vested Option being cancelled.

The Cash Cancellation Payment will be paid to you after deduction of all tax liabilities being income tax, other employment related taxes and/or social security contributions (“Tax Liability”) and after deduction of your pro rata portion of the indemnity escrow amount. See paragraph 8 for the mechanism by which the Cash Cancellation Payment will be paid and more information relating to the indemnity escrow deduction.

5. Rollover

To the extent that you have a Share Option that is unvested under the Plan (including after accelerated vesting pursuant to paragraph 3 above) (an “Unvested Option”), you agree irrevocably:

(i)	to exchange your Unvested Option for an option to purchase the number of shares of Yahoo! common stock determined as provided below, at the exercise price determined as provided below (a “New Option”):

(A)	the number of shares of Yahoo! common stock to be subject to the New Option shall be equal to the number of shares underlying (as of immediately prior to the Closing) the Unvested Option being exchanged multiplied by the Option Exchange Ratio (set out below); provided that the number of shares of Yahoo! common stock resulting therefrom shall be rounded downward to the nearest whole share of Yahoo! common stock; and

(B)	the exercise price per share of Yahoo! common stock under the New Option shall be equal to (x) the exercise price per share under the Unvested Option, divided by (y) the Option Exchange Ratio, provided that such exercise price shall be rounded upward to the nearest whole cent.

The “Option Exchange Ratio” for the purposes of (A) and (B) above has the same meaning as set out in the SPA but approximately shall mean a number (rounded up to the nearest ten-thousandth) obtained by dividing (a) Estimated Purchase Price Per Share (as that term is defined in the SPA but currently estimated to be $[—]); and (b) the weighted average of the per share closing price of Yahoo! common stock pursuant to the Transaction;

(ii)	that on and after Closing, you will have no rights whatsoever to or in respect of the Unvested Option;

(iii)	that the New Option shall vest and become exercisable on the third anniversary of the deemed date of grant of the New Option (being the original date of grant of the Unvested Option) and subject to the other terms of the Plan; and

(iv)	except as provided for above, the New Option will be subject to the same terms and conditions as were applicable to the related Unvested Option immediately prior to the Closing.

6. No Rights Regarding Other Businesses

You understand and agree that, as part of the Transaction, the Company will be distributing, to its existing shareholders, certain assets relating to the Company’s current Souq, Tahadi Games, CashU, E-Marketing, Maktoob Kalimat and Araby businesses (the “Other Businesses”), as well as cash and certain rights to receive cash that will be used to fund the Other Businesses after the Transaction (such distributions collectively, the “Spin-Off”). The aggregate value of the Spin-Off will be approximately 25,000,000 USD. You acknowledge and agree that, notwithstanding any language to the contrary in the Plan, holders of Share Options will have no claim or right to participate in, or to otherwise receive any value in respect of, the Spin-Off, in their capacities as such. You hereby irrevocably waive, and agree not to assert or exercise, any and all such claims and rights.

7. Waiver of All Other Claims

You agree that the details as to your Share Options set out in Schedule 1 to this letter are correct, and that you do not own, or have any other rights to receive securities of the Company or to otherwise receive any proceeds from the Transaction (including any securities or rights to receive any value in respect of the Other Businesses) or any distributions in respect of the Other Businesses, except (i) for outstanding shares of the Company you own on the date hereof and (ii) as may be otherwise agreed in writing on or after the date of your Acceptance by Yahoo! or the successor to the Other Businesses. You hereby irrevocably waive, and agree not to assert or exercise, any and all such claims of ownership and/or rights. You hereby waive any and all rights under the Plan to the extent not consistent with or contemplated by the terms of this document.

ACTION TO BE TAKEN TO ACCEPT THE PROPOSAL

If you wish to accept the Proposal in respect of all of each Vested and Unvested Option, you should complete and sign the enclosed Acceptance (which is found at Schedule 2) and return it in the pre-paid envelope provided.

It is important that Yahoo! receives your Acceptance by no later than 5:00pm on 22 October 2009. If Yahoo! does not receive your Acceptance by that time, the Proposal will no longer be available for acceptance by you. The effect of not responding to the Proposal is set out at paragraph 10.

Please note that your Vested and Unvested Options may lapse earlier due to other circumstances, for example, if you have given notice to terminate your employment. Nothing in this document serves to extend the relevant exercise period or vesting of a Share Option or Unvested Option that has already lapsed or would otherwise lapse (for instance, on cessation of employment).

8. The Mechanism for the Cancellation Payment

Pursuant to the terms of the Transaction, an escrow arrangement has been established to secure the rights of Yahoo! to indemnification and reimbursement under the SPA. Maktoob and Yahoo! have appointed an escrow agent who will be responsible for making the Cash Cancellation Payments.

If you accept the Proposal in relation to your Vested Options, the Cash Cancellation Payment will be paid as follows:

(i)	the gross Cash Cancellation Payment will be paid by Yahoo! to the escrow agent who will receive the Cash Cancellation Payment on your behalf;

(ii)

the escrow agent will deduct your pro rata portion of the indemnity escrow amount (pursuant to the Transaction and in accordance with the Escrow and Paying Agent Agreement, it is estimated that this will represent approximately 10-12% of your Cash Cancellation Payment) and any Tax Liability from the Cash Cancellation Payment and shall pay the net amount to you within 30 days of the date of Closing;[1]

(iii)	if there is any increase in the purchase price pursuant to the Transaction as a result of any adjustments which take place post Closing Yahoo! will pay the gross amount of any underpayment to the escrow agent;

(iv)	the escrow agent will deduct any Tax Liability and shall pay the net amount to you within 5 business days of the final adjustment report (pursuant to the Transaction); and

(v)	approximately 18 months after Closing, pursuant to the terms of the Escrow and Paying Agent Agreement, the escrow agent shall distribute to you any balance remaining of your pro rata indemnity escrow amount (less any Tax Liability). If there are claims still pending in the escrow account at that time, an amount sufficient to pay pending claims will be held back and the escrow agent shall distribute to you any balance remaining of your pro rata indemnity escrow amount (less any Tax Liability) after resolution of those claims.

9. The Securityholder Representative

A Securityholder Representative has been appointed to enter into the Escrow and Paying Agent Agreement on your behalf and take actions required or permitted with respect to your interests and rights relating to the indemnity obligations in the Transaction. Tiger Global PIP

[1]

The Proposals for certain optionees have a slightly different paragraph 8(ii) which reads: “the escrow agent will deduct: (i) your pro rata portion of the indemnity escrow amount (pursuant to the Transaction and in accordance with the Escrow and Paying Agent Agreement, it is estimated that this will represent approximately 10-12% of your Cash Cancellation Payment); (ii) any Tax Liability; and (iii) the amount of any loan that was made to you by your employer and which remains outstanding at Closing; from the Cash Cancellation Payment and shall pay the net amount to you within 30 days of the date of Closing;”

Management, LLC has agreed to serve as Securityholder Representative. By completing and signing Schedule 2, you will be agreeing to the appointment of Tiger Global PIP Management, LLC as Securityholder Representative on your behalf, and any replacement Securityholder Representative. The Securityholder Representative may be replaced by the holders of a majority of the Maktoob’s Ordinary Shares that were outstanding prior to Closing, assuming exercise of all options.

10. What happens if you do not accept the Proposal?

As stated in paragraph 3, under the terms of the Plan each unvested Share Option would become exercisable immediately prior to Closing. However, Maktoob and Yahoo have agreed that the Transaction will not occur unless each optionholder under the Plan signs the Acceptance of the Proposal. Therefore, if you do not accept the Proposal by signing the Acceptance at Schedule 2, Closing of the Transaction will not take place and your unvested Share Options will not become exercisable at this time.

11. Further information

If you have any further queries (other than involving tax or financial advice) on this letter, your Share Options or how to accept the Proposal, you should contact Nick Watson of Simmons & Simmons.

12. Confidentiality

The Proposal and all matters relating to the sale are confidential. You must not disclose any details other than to an independent professional adviser you consult in relation to the arrangements described in the letter.

Yours faithfully	Yours faithfully

David Windley	Samih Toukan

Chief Human Resources Officer	Chief Executive Officer

For and on behalf of Yahoo!	For and on behalf of Maktoob

Notes:

(i)	The directors of Yahoo!, accept responsibility for the information contained in this document other than that relating to Maktoob, the directors of Maktoob and the Plan. To the best of the knowledge and belief of the directors of Yahoo! (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

(ii)	The directors of Maktoob, accept responsibility for the information contained in this document relating to Maktoob, the directors of Maktoob and the Plan. To the best of the knowledge and belief of the directors of Maktoob (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything that is likely to affect the import of such information.

(iii)	Receipt of documents will not be acknowledged. Documents will be dispatched at your risk.

(iv)	Accidental omission to dispatch this document to, or any failure to receive the same by, any person to whom the Proposal is made or should be made shall not invalidate the Proposal in any way.

(v)	The Proposal and Acceptance in respect thereof shall be governed by and construed in accordance with the laws of the British Virgin Islands.

(vi)	All acceptances of the Proposal will be irrevocable.

(vii)	Yahoo! reserves the right to treat acceptances of the Proposal as valid if received at any place or places or in any manner determined by it. Further, Yahoo! reserves the right to treat as valid in whole or in part any acceptance of the Proposal which is not entirely in order. If so, payment of the Cash Cancellation Payment may be deferred until after the acceptance is constituted in a form reasonably acceptable to Yahoo!.

SCHEDULE 1

Share Options in respect of which this Proposal is being made

Name of Optionholder	[	—]

Number of shares under Share Options deemed vested pursuant to paragraph 3(ii) of the Proposal and being cancelled pursuant to paragraph 4 of the Proposal	[	—]

Number of unvested Share Options being exchanged for a New Option pursuant to paragraph 5 of the Proposal	[	—]

SCHEDULE 2

ACCEPTANCE

To:	Yahoo!
701 First Avenue,
Sunnyvale, CA, USA 94089

Capitalised terms used in this Schedule shall have the meaning attributed to them in the Proposal to Optionholders dated October 19, 2009 (the “Proposal”).

I,	[insert name], residing at

[insert address]

hereby irrevocably agree to accept all of the terms of the Proposal, including:

A.	to waive all of my rights to accelerated vesting of each unvested Share Option under the terms of the Plan so that the Share Options do not become exercisable pursuant to Closing;

B.	that each Share Option that is unvested at Closing shall be deemed vested on a pro rata basis as if vesting was to occur over a 36 month period beginning on the date of grant and the Share Option ceased vesting at the end of the month in which the date of Closing occurs (number of shares under Share Option deemed vested set out in Schedule 1);

C.	not to exercise any Share Option (as set out in Schedule 1) after I sign this Acceptance;

D.	to the extent that I have a Share Option that is vested but unexercised at Closing (including after accelerated vesting pursuant to (ii) above) (each Share Option referred to as a “Vested Option”), to waive all of my rights under and in respect of each Vested Option, thereby agreeing to cancel my Vested Option;

E.	to accept a Cash Cancellation Payment calculated pursuant to paragraph 4 of the Proposal in consideration of agreeing to the Cancellation (number of shares under Share Option being cash cancelled set out in Schedule 1), and to have a portion of the Cash Cancellation Payment withheld by the escrow agent to fund an indemnity escrow, as described in paragraph 8 of the Proposal;

F.	to accept the appointment of Tiger Global PIP Management, LLC as Securityholder Representative, and any replacement Securityholder Representative as described in paragraph 9 of the Proposal;

G.	to accept the Proposal in respect of my Unvested Option set out in the Proposal and detailed below:

Details of the original option (referred to as the “Unvested Option”)

Date of Grant:	—

Description of shares under Unvested Option (“Old Shares”):	Ordinary shares of Maktoob.com, Inc.

Number of Old Shares under Unvested Option immediately before the date of Closing:	—

Details of replacement option (referred to as the (“New Option”))

Date of Grant:	date of Closing

Deemed Date of Grant:	date of grant of Unvested Option

Description of shares under New Option (“New Shares”):	Common stock of Yahoo!, Inc.

Number of New Shares under New Option:	To be notified after Closing, calculated in accordance with Clause 5 of this Letter

Price at which each New Share can be purchased on exercise of the New Option	To be notified after Closing, calculated in accordance with Clause 5 of this Letter

Details of Vesting:	the New Option shall vest and become exercisable on the third anniversary of the deemed date of grant of the New Option (being the original date of grant of the Unvested Option) and subject to the other terms of the Plan.

Vesting Commencement Date:	date of grant of the Unvested Option

H.	that once Yahoo! has paid the Cash Cancellation Payment to the escrow agent neither Yahoo! nor Maktoob (nor any other group company of Yahoo! or Maktoob) shall have any further liability to me in respect of the Cash Cancellation Payment or the Share Options that have been cancelled in consideration of the Cash Cancellation Payment; and

I.	to indemnify and keep indemnified Yahoo!, Maktoob and all group companies of Yahoo! and Maktoob from and against any liability for or obligation to pay any Tax Liability that is attributable to the Cash Cancellation Payment or Rollover pursuant to the Proposal.

Signature	Date